EXHIBIT 2

                                 January 4, 2000

Public Storage, Inc.
701 Western Avenue, Suite 200
Glendale, California 91201

         Re:  Loan by PS Business Parks, LP to Public Storage, Inc.

Ladies and Gentlemen:

         From time to time, as requested by Public Storage, Inc. ("PSI"), PS Business Parks, LP ("PSBP") agrees to make loans (the "Revolving Loans") to PSI such that the Revolving Loans in the aggregate do not exceed at any time $50,000,000. The Revolving Loans shall be used by PSI for general corporate purposes.

         Interest on the Revolving Loans shall accrue and be paid monthly at the rate of 5.9% per year. Any outstanding balance on the Revolving Loans shall be repaid to the extent that PSI receives proceeds from a securities or debt financing. All outstanding principal and accrued and unpaid interest shall be repaid on March 15, 2000.

         Until the date on which the Revolving Loans are repaid, PSI shall not pledge, assign, hypothecate or otherwise transfer any of their respective material assets.

         Advances and repayments of the Revolving Loans (and interest thereon) shall be reflected as book entries on the books and records of PSI and PSBP.

         California law shall apply to any and all provisions of this letter agreement.

                                        Sincerely yours,

                                        PS BUSINESS PARKS, LP

                                        By: PS Business Parks, Inc.,
                                            general partner

                                            By: /S/ JACK E. CORRIGAN
                                               ----------------------------
                                               Jack E. Corrigan
                                               Chief Financial Officer

The above terms and conditions are
hereby agreed to:

PUBLIC STORAGE, INC.

By: /S/ DAVID P. SINGELYN
   ----------------------------
   David P. Singelyn
   Treasurer